Exhibit 4.8

David A. Dodd
President and Chief Executive Officer
Aeterna Zentaris, Inc.
315 Sigma Drive, Suite 302D
Summerville, South Carolina 29483
www.aezsinc.com

October 9, 2015

Mr. Keith Santorelli
45 A Street, Unit #3
Boston, MA 02127

Dear Keith:
As expected, the Board decided during the Special Meeting that was just concluded to start a search for a new Chief Financial Officer (CFO). When a replacement is hired and after a brief transition period, your position will be eliminated. I cannot predict how long this process will take. In the meantime, you will remain a very valued member of the management team and I look forward to continuing to work with you. Because of the uncertainty surrounding the timing, I will not announce this decision to our colleagues until we have hired a replacement CFO.
I appreciate the uncertainty you face as a result of this situation. I acknowledge that you need to start your own job search and to resume your career somewhere else as soon as possible. However, I trust that you appreciate the importance of your role to the Company during the transition period. I would like to offer the following financial and other incentives as a way to improve both of our situations:

1.
Your employment with the Company will continue indefinitely. Once we find a replacement CFO, you will be asked to serve for another 30 days, after which time, your employment will be terminated. We will waive the non-competition covenant set forth in your employment agreement upon the termination of your employment.

2.
If you find another position before we find a replacement CFO, we will waive the 60-day notice period and the non-competition covenant set forth in your employment agreement. We will retain a contract CFO and will ask you to assist him or her during a 30-day transition period before your employment terminates. Furthermore, we would expect you to secure permission from your new employer to be able to consult with our contract CFO as necessary to effect a smooth transition of duties. Such consultation would not require your absence from your new place of employment nor consume more than five hours of your time per week nor extend for more than 60 days beyond the contract CFO’s start date.

3.
Following the termination of your employment under the circumstances described in either paragraph 1 or paragraph 2 above, we will pay to you in cash in a lump sum (less applicable tax withholdings) an amount equal to US $244,800 plus a bonus pro-rated on the following basis:

a.	In the case of the termination of your employment on or before December 31, 2015, an amount equal to US$73,440; plus

b.	In the case of the termination of your employment after December 31, 2015 and on or before March 31, 2016, an additional amount equal to US$18,360; plus
In the case of the termination of your employment after March 31, 2016, an additional amount equal to $18,360 for each quarter of service pro-rated based on the number of days during the quarter that you are employed.

c.	Such amounts will be paid within 20 business days after the termination of your employment or, if later, when the release described in paragraph 6 below is irrevocable.

4.
After the termination of your employment under the circumstances described in paragraphs 1 and 2 above, we will reimburse you for your premiums to purchase for your benefit of up to eighteen (18) months of the coverage available as a result of the Consolidated Omnibus Budget Reconciliation Act of 1986 (COBRA).

5.
Upon the termination of your employment under the circumstances described in either paragraph 1 or paragraph 2 above, your right to exercise any and all outstanding employee stock options previously granted to you will immediately vest.

6.	Certain customary conditions will apply to the termination of your employment, including your execution of a release of any and all claims you may have against the Company.

7.
You agree (1) to the amendment of your employment agreement to make clear that the payments described in paragraph 3 and 4 above and the benefit described in paragraph 5 above will only be made or made available if your resign for good reason or we terminate your employment without cause, in which event we stipulate that the termination of your employment pursuant to paragraphs 1 or 2 above will be a termination without cause and (2) that the payments described in paragraphs 3 and 4 above and the benefit described in paragraph 5 above will be in lieu of any payments or benefits under your employment agreement for a termination without cause or a resignation for good reason.

If the foregoing proposal is satisfactory to you, please sign a counterpart of this letter in the place provided below and return it to me.
Sincerely,
Aeterna Zentaris, Inc.

By: /s/ David A. Dodd
David A. Dodd
Chairman, President and CEO

Agreed to and accepted, this 15th day of October, 2015.

/s/ Keith Santorelli
Keith Santorelli